UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-35644

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Bellatrix Exploration Ltd.

(Translation of registrant's name into English)

1920, 800 5th Avenue SW

Calgary, Alberta  T2P 3T6

Canada

 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: May 22, 2015	By:	/s/ Charles R. Kraus
	Name:	Charles R. Kraus
	Title:	Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	News Release Dated May 20, 2015 - Bellatrix Reports Voting Results from 2015 Annual Meeting
99.2	Report of Voting Results dated May 20, 2015
99.3	Certificate of Amendment and Registration of Restated Articles
99.4	Amended and Restated By-Law No. 1
99.5	News Release Dated May 21, 2015 - Bellatrix Announces Closing of Private Offering of US$250 Million of Senior Notes Due 2020
99.6	Indenture dated May 21, 2015
99.7	Material Change Report dated May 21, 2015